SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 511th MEETING OF THE BOARD OF DIRECTORS

HELD ON APRIL 4th, 2006

On the 4th (fourth) day of the month of April of the year two thousand ans six, at 2:00 (two) P.M., in the Company’s Office located at Avenida das Nações Unidas, No. 4.777, ZIP Code 05477-000, São Paulo/SP, the 511th (five hundred and eleventh) Meeting of the Board of Directors of BRASKEM S.A. was held, and the undersigned Board members were present. The Chief Executive Officer José Carlos Grubisich Filho, the Executive Officers Mauricio Ferro and Paul Altit, the representant of the Fiscal Council, Mr. Ismael Abreu, Mr. Nelson Raso and Ms. Ana Patrícia Soares Nogueira were also present. The Board member Pedro Augusto Ribeiro Novis directed the meeting and Ms. Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Subjects for Deliberation: The following resolutions were taken unanimously: 1) PROPOSALS FOR DELIBERATION (“PD”) – approved, after the due analysis of its terms and connected documentation, the following Proposals for Deliberation, previously delivered by the Board of Executive Officers to the members of the Board of Directors for acknowledgement, as provided in the Internal Rules of the Board of Directors, copies of which has been duly filed at the Company’s headquarters: a) PD.CA/BAK-02/2006 – Acquisition of the share capital of Politeno Indústria e Comércio S.A. (“Politeno”) – for the purpose of: (i) authorizing the acquisition of the shares of Politeno owned by Suzano Petroquímica S.A., Sumitomo Chemical Company Ltd. and by Itochu Corporation, representing 65.0% of the voting share capital and 62.2% of the total share capital, pursuant to the terms and conditions described on the respective PD and on the Acquisition Summary annex to the PD; and (ii) authorizing the Board of Executive Officers to execute every act and contracts that shall be necessary to the execution of the operation of acquistion in accordance with the description on the respective PD; b) PD.CA/BAK-03/2006 – Issuance of Bonds at the International Market by the Company – for the purpose of authorizing (i) the issuance of the perpetual bonds up to the amount of US$ 250,000,000.00 (two hundred and fifty million dollars) in one or more series; and (ii) authorizing the Board of Executive Officers to execute every act and contracts that shall be necessary to the faithful execution of the transaction in accordance with the characteristics described on the respective PD; II) Subjects for Acknowledgement: Nothing to record. III) Subjects of Company Interest: Nothing to record. IV) CLOSING OF THE MINUTES – There being nothin else to discuss, these minutes were drafted, which after being read, discussed and found to be in order was signed by all the Board members present, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, April 4th, 2006. (Ass.: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho - Vice-Chairman; Alvaro Pereira Novis; André Tapajós Cunha; Francisco Teixeira de Sá; José de Freitas Mascarenhas; Luiz Fernando Cirne Lima; Maria das Graças Silva Foster; Maria Roma de Freitas; Newton Sergio de Souza; Patrick Horbach Fairon).

Conforms to the original version recorded in the official book.

Ana Patrícia Soares Nogueira
Secretary

Headquarters: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 632.5102
Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11)3443-9999 – Fax (11)3023-0420.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer